PROSPECTUS
----------

                                     [LOGO]
                           INSIGNIA(R) SYSTMES, INC.


                              1,101,732 SHARES OF
                                  COMMON STOCK





The selling shareholders listed on page 10 of this prospectus may sell from time to time all of the 816,100 shares sold to them in a private placement on December 18, 2002, and up to 285,632 shares issuable upon exercise of warrants issued to them in the private placement, for a total of 1,101,732 shares.

The selling shareholders may sell or distribute the shares through underwriters, dealers, brokers or other agents, or directly to one or more purchasers. The price may be the market price prevailing at the time or a price privately negotiated.

We will not receive any of the proceeds from the sale of the shares. However, we will pay substantially all expenses incident to the registration of the shares.

Our common stock is listed on the Nasdaq National Market under the symbol "ISIG". The reported last sale price of the common stock on April 14, 2003, was $4.89 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 14, 2003.

In this prospectus, "Insignia" "we," "us," and "our" refer to Insignia Systems, Inc., a Minnesota corporation.


                                TABLE OF CONTENTS
                                -----------------

PROSPECTUS SUMMARY............................................................3

FORWARD-LOOKING STATEMENTS....................................................4

RISK FACTORS..................................................................5

SELLING SHAREHOLDERS.........................................................10

PLAN OF DISTRIBUTION.........................................................11

USE OF PROCEEDS..............................................................12

DESCRIPTION OF CAPITAL STOCK.................................................12

INDEMNIFICATION..............................................................13

LEGAL MATTERS................................................................13

EXPERTS......................................................................13

WHERE YOU CAN FIND INFORMATION...............................................14






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


                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY HIGHLIGHTS THE MATERIAL INFORMATION CONTAINED IN THIS PROSPECTUS. IT IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE.

ABOUT INSIGNIA

Insignia markets in-store promotional programs and services to retailers and manufacturers. Since its inception in 1990, Insignia has marketed point-of-purchase merchandising systems and resources to merchants in over 30 classes of retail trade. Insignia started with simple standalone printers, trade-named Impulse(R) and SIGNright!(R), and later developed a fully featured ODBC (Open Database Connectivity) compliant software application, trade-named Stylus(R). This PC-based software is used by retail chains to produce signs, labels and posters, and is currently marketed directly. Insignia continues to make these products available and supports the supply and service needs of domestic clients. Insignia actively markets these products internationally through independent distributors.

In 1998, Insignia formally launched Insignia Point-Of-Purchase Services (POPS(R)), an in-store, shelf-edge sign promotion program that was developed by combining our expertise in signage and in-store merchandising with its Stylus software products. Funded by consumer goods manufacturers, the account- and product-specific program combines vital product selling information and graphics from manufacturers with the retailer's logo and current store price on a sign designed to fit each participating retailer's decor and merchandising theme. Insignia management has been investing our primary resources and energies in the development of the Insignia POPS(R) program for the last five years. Additionally, on December 23, 2002, Insignia acquired substantially all of the assets comprising the ValuStix(R) business, a proprietary system for attaching coupons and other promotional materials to products sold at grocery stores and other retail locations, which allows Insignia to expand its offerings in its Insignia POPS(R) program.

Insignia was incorporated in 1990 under the laws of the State of Minnesota. Our principal executive offices are located at 6470 Sycamore Court North, Maple Grove, MN 55369-6032 and our telephone number is (763) 392-6200.

THE OFFERING

The selling shareholders are offering 816,100 shares of common stock sold to them in a private placement that closed on December 18, 2002; 244,827 shares of common stock issuable upon the exercise of warrants issued to the purchasers in the private placement; and 40,805 shares issuable upon exercise of a warrant issued to the placement agent in the private placement, for a total of 1,101,732 shares. We are registering the resale of these shares to permit the selling shareholders to resell the shares in the public market.

Common stock offered by the selling shareholders......................1,101,732
Common stock outstanding as of April 14, 2003........................12,202,920
Nasdaq National Market Symbol..............................................ISIG

USE OF PROCEEDS

Insignia Systems will not receive any proceeds from the sale of the common stock, except for proceeds received from the exercise of warrants issued to the selling shareholders, which will be used for general working capital purposes. See "USE OF PROCEEDS."

RISK FACTORS

This offering involves certain investment risks. See "RISK FACTORS."


                           FORWARD-LOOKING STATEMENTS

Certain statements incorporated by reference or made in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements are contained principally in the section entitled "Risk Factors" and include our statements about:

     o    our growth strategy;

     o    our ability to develop business relationships with clients; and

     o    other statements that are not historical facts.

When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements, including:

     o    results of acquisitions;

     o    declines in annual financial results;


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


     o    collectibility of receivables;

     o    changes in economic and business conditions;

     o    unpredictability of government regulations;

     o    ability to keep up with changing trends in our industry;

     o    changes in business strategies; and

     o    other factors discussed under "Risk Factors."

Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus or the date of the document from which they are incorporated by reference. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.


                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

WE HAVE HISTORICALLY NOT ACHIEVED SIGNIFICANT EARNINGS

We sustained net losses for eight consecutive years through December 31, 2000 and had an accumulated deficit of $(14,551,726) as of December 31, 2002. Although we generated net earnings during the year ended December 31, 2002 and 2001 of $332,698 and $120,830, respectively, there can be no assurance we will be profitable in the future.

OUR RESULTS OF OPERATIONS MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS WHICH MAY RESULT IN A DECREASE IN OUR STOCK PRICE

Our quarterly and annual operating results have fluctuated in the past and may vary in the future due to a wide variety of factors including:

     o    the seasonal nature of the POPS(R) business;

     o    the timing of adding new stores;

     o the timing of additional sales, marketing and general and administrative expenses;

     o    the effect of acquisitions; and

     o    competitive conditions in our industry.

Due to these factors, our quarterly net sales, expenses and results of operations could vary significantly in the future. You should take these factors into account when evaluating past periods and, because of the potential variability in our quarterly results, you should not rely upon results of past periods as an indication of our future performance. In addition, because our operating results may vary significantly from quarter to quarter, results may not meet the expectations of securities analysts and investors, and this could adversely affect the market price of our common stock.

WE HAVE SIGNIFICANT COMPETITORS

We face significant competition from other providers of at-shelf advertising or promotional signage. Some of these competitors have significantly greater financial resources that can be used to market their products. Should our competitors succeed in obtaining more of the at-shelf advertising business from our current customers, our revenues and related operations would be adversely affected.

OUR RESULTS ARE DEPENDENT ON THE SUCCESS OF OUR INSIGNIA POPS(R) PROGRAM WHICH REPRESENTS A VERY SIGNIFICANT PART OF OUR BUSINESS

Our company is largely dependent on our POPS(R) program, which represented approximately 81% and 73% of total neT sales for fiscal 2002 and 2001. We expect the POPS(R) program will represent a higher percentage in fiscal 2003 anD future periods. Should brand manufacturers no longer perceive value in the POPS(R) program, our business anD results of operations would be adversely affected due to our heavy dependence on this program.

EXPANSION OF THE POPS(R) PROGRAM TO THE RETAIL DRUG INDUSTRY

We have recently expanded our POPS(R) business to include drug retailers as well as grocery retailers. Our abilitY to rapidly grow our net sales will depend on our ability to effectively expand the distribution channel to drug retailers as well as grocery retailers. Should we be unsuccessful in expending the distribution channel, our ability to increase net sales could be adversely affected.

REDUCTIONS IN ADVERTISING AND PROMOTIONAL EXPENDITURES BY BRANDED PRODUCT MANUFACTURERS

Changes in economic conditions could result in reductions in advertising and promotional expenditures by branded product manufacturers. Should these reductions occur, our revenues and related results of operations would be adversely affected.

WE ARE DEPENDENT ON THE NUMBER OF SUCCESSFUL RELATIONSHIPS WITH RETAILER PARTNERS AND THEIR RELATED PERFORMANCE

Our POPS(R) business and results of operations could be adversely affected if the number of retailer partnerS decreased significantly or if the retailer partners failed to continue to provide good service.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

We have experienced rapid growth over the past several years and currently plan to continue a high rate of growth. Our net sales for fiscal 2002 were 25% more than fiscal 2001 and fiscal 2001 were 55% more than fiscal 2000.

Rapid growth places a significant demand on our management, operations and resources. Our future performance and profitability will depend on our ability to:

     o    effectively manage the growth of our POPS(R)program;

     o maintain good relationships with our retailer and manufacturer partners; and

     o    successfully integrate any acquired businesses.

If we are unable to manage our growth successfully, our expense levels could grow more rapidly than our revenue increases, which would reduce our net income or result in losses.

OUR RESULTS ARE DEPENDENT ON OUR MANUFACTURER PARTNERS CONTINUING TO ACHIEVE SALES INCREASES

Our product manufacturer customers use our POPS(R) program to motivate consumers to buy their branded products. UsE of our POPS(R) program has historically resulted in sales increases for that particular product. If our POPS(R) program does not continue to result in these product sales increases, our marketing efforts and sales levels could be adversely affected.

WE RECENTLY MADE OUR FIRST BUSINESS ACQUISITION AND MAY ACQUIRE OTHER BUSINESSES

We recently acquired the ValuStix(R) business for $3,000,000 plus a five-year royalty based upon annual net saleS over a threshold amount. This is the first business acquisition for our company and management team. Our ability to successfully integrate the ValuStix(R) business into our existing company will depend on a number of factors.

ValuStix had total assets of $29,717 at September 30, 2002. During the year ended December 31, 2001 and the nine months ended September 30, 2002, ValuStix had sales of $113,621 and $29,292, respectively, and net losses of $(1,011,827) and $(709,474), respectively.

We may consider acquisitions of other businesses. Any acquisition involves a number of risks that could cause an acquired business to fail to meet our expectations and adversely affect our profitability. For example:

     o    an acquired business may not achieve expected results;

     o we may incur substantial, unanticipated costs, delays or other operational or financial problems when integrating an acquired business;

     o    we may not be able to retain key personnel of an acquired business;

     o    our management's attention may be diverted; or

     o our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.

If these problems arise we may not realize the expected benefits of an acquisition.

OUR BUSINESS COULD BE SIGNIFICANTLY DISRUPTED IF WE LOSE MEMBERS OF OUR MANAGEMENT TEAM

We believe our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel, both individually and as a group. Our future performance will be dependent on our ability to retain them. Competition for management in our industry is intense and we may not be successful in retaining key management personnel. The loss of the services of any of our executive officers, particularly Scott Drill, our Chief Executive Officer, or Gary Vars, our President of the Insignia POPS(R) division, could prevent uS from executing our business strategy which would adversely impact our financial results.

THE MARKET FOR OUR STOCK COULD BE HURT BY THE SALE OF THE SHARES OFFERED IN THIS PROSPECTUS AND SHARES COVERED BY OTHER WARRANTS AND OPTIONS

The selling shareholders may sell 816,100 shares offered by this prospectus in the public market from time to time, and upon the exercise of all of the currently outstanding warrants, the selling shareholders may sell up to an additional 285,632 shares offered by this prospectus from time to time. There is a limited market for our common stock, and the resale (or availability for resale) of the 1,101,732 shares covered by this prospectus, plus an additional 1,484,240 shares covered by other warrants and options currently outstanding, which in the aggregate represented approximately 19% of our outstanding common stock as of March 3, 2003, may depress the price of the stock. Selling a large number of our shares at one time may be difficult because smaller quantities of our shares are typically bought and sold and security analysts' coverage and news media coverage is generally limited. These factors could result in lower prices and larger spreads between the bid and ask prices for our shares.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

The market price of our common stock has been and may continue to be volatile and may be significantly affected by:

     o    actual or anticipated fluctuations in our operating results;

     o    announcements of new services by us or our competitors;

     o developments with respect to conditions and trends in our industry or in the industries we serve;

     o    general market conditions; and

     o    other factors, many of which are beyond our control.

In addition, recently and from time to time, the stock market has experienced significant price and volume fluctuations that have adversely affected the market prices of securities of companies without regard to their operating performances. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares.

                              SELLING SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of Insignia common stock by the selling shareholders as of March 3, 2003:

                                         COMMON STOCK       NUMBER OF
                                         BENEFICIALLY       SHARES OF        OWNED AFTER
                                        OWNED PRIOR TO     COMMON STOCK       OFFERING
SELLING SHAREHOLDER(1)                     OFFERING        OFFERED(2)(3)       NUMBER(4)     PERCENT
----------------------                  --------------     -------------     -----------     -------
Deephaven Small Cap Growth Fund LLC         282,915           282,915               0          *

Craig Hallum Partners LP                     35,363            35,363               0          *

Constable Capital                           141,456           141,456               0          *

Kohler, Gary                                 21,218            21,218               0          *

Redleaf, Andy                                14,145            14,145               0          *

SF Capital Partners Ltd.                    282,915           282,915               0          *

WBL Limited Partnership                     389,815           282,915         106,900          *

Craig Hallum Capital Group, LLC(5)           40,805            40,805               0          *
                                           -----------      -----------      ----------

TOTAL SHARES OFFERED                      1,208,632         1,101,732         106,900

--------------------
* Less than 1%.

(1) The selling shareholders who are not individuals or public entities are controlled by the following persons: Deephaven Small Cap Growth Fund LLC - Colin Smith; Craig Hallum Partners and Craig Hallum Capital Group, LLC - John Flood, Bradley Baker, and Kevin Harris; Constable Capital - Donald Constable; SF Capital Partners Ltd. - Michael A. Roth and Brian Stark through Staro Asset Mgt., LLC; WBL Limited Partnership - Jeffrey Sowada.

(2) Includes shares owned directly and shares underlying warrants. Each holder of warrants is prohibited, among other things, from using them to acquire shares of our common stock to the extent that the acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of our common stock following the acquisition, unless we are provided at least 61 days' prior notice of the acquisition. The warrants are exercisable at $12.44 per share through December 18, 2007.

(3) Represents the maximum number of shares that may be sold by each selling shareholder pursuant to this prospectus; provided, however, that pursuant to Rule 416 under the Securities Act of 1933, as amended, the Registration Statement of which this prospectus is a part shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of (i) anti-dilution provisions in the warrants, or (ii) any stock dividend, stock split, recapitalization or other transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

(4) Assumes the sale of all shares offered hereby to unaffiliated third parties. The selling shareholders may sell all or part of their respective shares.

(5) Includes shares underlying warrants issued to Craig Hallum Capital Group, LLC as placement agent for the private placement.


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


                              PLAN OF DISTRIBUTION

The selling shareholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o    short sales not against the box;

     o sales by broker-dealers pursuant to agreements with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

     o    combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

Selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Selling shareholders may from time to time pledge or grant a security interest in some or all of the shares or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.


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


The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Each of the selling shareholders has represented to Insignia that he or it was purchasing the shares in the ordinary course of business and without any agreement or understanding, directly or indirectly, with any persons to distribute the shares.

Insignia is required to pay all fees and expenses incident to the registration of the shares. Insignia has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered in this prospectus by the selling shareholders, except proceeds from the exercise of warrants issued to the selling shareholders, which will be used for general working capital purposes. If all of the warrants are exercised, we will receive proceeds of $3,553,262.


                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $.01 per share. As of April 14, 2003, there were 12,202,920 shares of common stock outstanding. No share of common stock is entitled to any preference over any other share. The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting rights are able to elect all of the directors. Dividends may be paid to holders of common stock when, as and if declared by the Board of Directors out of funds legally available for payment of dividends. Upon liquidation, dissolution or winding up of the Company, after payment to creditors, the assets of the Company will be divided pro rata on a per-share basis among the holders of the common stock. The Bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be present to constitute a quorum and to transact business at a shareholders' meeting. The holders of common stock are not entitled to any sinking fund, preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are fully paid and nonassessable.


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


DIVIDEND POLICY

The payment by the Company of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements, its financial conditions, any restrictions under credit agreements and other relevant factors. The Company has never paid or declared any cash dividends and does not contemplate paying any dividends in the foreseeable future.

TRANSFER AGENT

The transfer agent and registrar for the common stock is Wells Fargo Bank.


                                 INDEMNIFICATION

Minnesota law and our Articles of Incorporation eliminate or limit certain liabilities of our directors. Minnesota law and our Bylaws require us to indemnify our directors, officers and employees in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Insignia pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                                  LEGAL MATTERS

Our outside general counsel, Best & Flanagan LLP of Minneapolis, Minnesota, has issued an opinion about the legality of the shares for the selling shareholders and us.


                                     EXPERTS

The financial statements and schedules of Insignia incorporated by reference in this registration statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report included therein, and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.




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


                         WHERE YOU CAN FIND INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all the shares. This prospectus is part of a registration statement we filed with the SEC.

o    Current Report on Form 8-K/A filed February 27, 2003;

o    Current Report on Form 8-K filed April 1, 2003;

o    Current Report on Form 8-K/A filed April 7, 2003; and

o Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, filed April 7, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Insignia Systems, Inc.
Attention: Chief Financial Officer
6470 Sycamore Court North
Maple Grove, MN 55369-6032
(763) 392-6200

We have not authorized anyone to provide you with any information other than the information provided in this prospectus or any supplement, or incorporated by reference in this prospectus or any supplement, or included in the Form S-3 Registration Statement of which the prospectus is a part.


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